# PETER HAMBRO MINING PLC

**11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH**
**TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901**

Website: http://www.peterhambro.com Email: corporate@peterhambro.com


11th January 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



RE: Peter Hambro Mining Plc
**Exemption No. 082-34734**

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements of:

- 4th January 2006 and
- 11th January 2006.



Yours faithfully,

PETER HAMBRO MINING PLC

By:

Karolina Subczynska
In-House Legal Counsel

# PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com




**Press Release for 4 January 2006**

Acquisition of shares in main Russian subsidiary

Peter Hambro Mining PLC ("PHM") is pleased to announce that it has been successful in winning the auction for the 0.93% of OAO Pokrovskiy Rudnik ("PR") that was previously held by the Committee of Property Management of the Magdagachi District of the Amur Region of the Russian Federation. The stake was auctioned as part of a privatisation programme in December 2005. As a result of this PHM's stake in Pokrovskiy Rudnik has increased to 98.6 %. The acquisition price was RUR 17.2m (c.US$596,000).

OAO Pokrovskiy Rudnik is the company that holds PHM's main producing and exploration assets. The primary assets of PR are the licences for the Pokrovskiy, Pioneer, Malomir and Voroshilvskoye deposits as well as PHM's interest in the Yamal assets.

Enquiries:

Alya Samokhvalova, Director of External Communications +44 (0) 207 201 8900
or Marianna Adams www.peterhambro.com
Peter Hambro Mining

David Simonson or Tom Randell +44 (0) 207 653 6620
Merlin /+44 (0) 777 587 5847

# PETER HAMBRO MINING PLC

**11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH**
**TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901**

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

**Press Release for 11 January 2005**

ACQUISITION OF KULIINSKIY AND BUKHTINSKIY ORE FIELDS BY JOINT VENTURE OMCHAK

Peter Hambro Mining PLC ("PHM" or the "Group") announces that its 50% Joint Venture Omchak ("Omchak") acquired combined exploration and mining licences for the Kuliinskiy and Bukhtinskiy gold properties in the Chita Region of Russia, in an auction held by the Federal Subsoil Agency in Chita. Omchak paid RuR 11 million (c. US$390,000) for the licence in respect of the Kuliinskiy property and RuR 6.4 million (c.US$225.000) for the license in respect of the Bukhtinskiy property.

One of the three ore occurrences at the Kuliinskiy ore field is estimated to contain gold reserves of c.11,285 oz at 6.2 g/t in Russian category C2, P1 resources of c.1.125 m oz at 12 g/t and P2 resources of c.0.965 m oz at 10 g/t.

For the Bukhtinskiy ore field, estimated P2 resources to a depth of 100 m were at 0.804 m oz with average grades of 10 g/t.

Both deposits are hard rock type deposits suitable for a combined open pit and underground development. For both deposits, the licences are issued for 25 years.

Peter Hambro, Chairman of Peter Hambro Mining Plc, commented:

"This is a fine acquisition by our Joint Venture Omchak, which forms an integral part of its asset development programme. The Joint Venture is planning substantial exploration works across the newly acquired properties, which we believe have significant potential."

- ends-



Enquiries:

Alya Samokhvalova — Peter Hambro Mining Plc
+44 (0) 207 201 8900

Tom Randell — Merlin
+44 (0) 207 653 6620
+44 (0) 777 587 5847

Further information:

The Kuliinskiy ore field is located in the Mogochinskiy district of the Chita Region, 120 km from the district centre Mogochi. An all-year road connects the deposit with the local railroad station which is located c. 20 km away. A high power electrical line runs along the railroad. The Kuliinskiy ore field contains 3 ore occurrences and 6 prospective sites of gold-quartz-sulphide mineralization. Gold mineralization is connected with quartz and sulphide-quartz vein types of mineralization located in crush-breccia zones. Mineralised zones have been explored by trenches on the surface and by a sparse grid of inclined drill holes. The most prospective ore occurrence has been explored by underground working. The potential productive ore zones vary in size between 50 and 200 m along strike and between 50 and 300 m down dip. Average thickness is 1.4 m with grades varying from 1g/t to 145 g/t, averaging 16.4 g/t.

The C2 reserve estimate was approved by the Chita Committee on Natural Resources. The P1 and P2 resource estimates were calculated by the Russian Institute ZNIGRI.

The Bukhtinskiy ore field is located in the Tungiro - Olekminskiy area in the Chita Region, c. 60 km from the nearest railroad station. A high power electrical line runs adjacent to the rail road. Six ore occurrences of gold-quartz-sulphide mineralization were identified in this field. Gold mineralization is associated with zones containing veins and veinlets of sulphide-quartz, quartz-carbonate and quartz-tourmaline and also stockworks. The two most prospective sites of the ore field have been explored by trenches. The length of gold bearing zones is 1.2-1.5 km along strike with thickness 50-200 m. The thickness of zones with potentially economic mineralization vary between 1 and 7 m. Gold grades vary between 0.8 g/t and 32 g/t.

The P2 resource estimate was calculated by the ZNIGRI Institute.

All information on the deposits was provided by the Federal Subsoil Agency which conducted the auction.

The Omchak Joint Venture produced 88,900 oz of gold in 2004 of which 57,000 oz were attributable to Peter Hambro Mining. Through its subsidiaries Berelekh and Nelkobazoloto, Omchak currently operates two enterprises producing gold through underground and alluvial mining.

# PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900    FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com    Email: corporate@peterhambro.com


**Press Release for 11th January 2006**

Notice of Forthcoming Announcements, January 2006

Peter Hambro Mining PLC will be issuing its Trading Update for 2005 on Monday 23rd January 2006.

On Tuesday 31st January 2006 the Company will publish information on its decision regarding investment in additional production capacity at Pokrovskiy and Pioneer and its development plan for the Malomir deposit.

Peter Hambro Mining Plc also announces that the Company's website: www.peterhambro.com has been updated and will go live on Wednesday 11th January.

Enquiries:

| | |
|---|---|
| Alya Samokhvalova / Marianna Adams | +44 (0) 207 201 8900 |
| Peter Hambro Mining | www.peterhambro.com |
| Tom Randell / Maria Suleymanova | +44 (0) 207 653 6620 |
| Merlin | (0) 777 587 5847 |